UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2026

Steven Wedan
Chief Executive Officer
Imricor Medical Systems, Inc.
400 Gateway Blvd.
Burnsville, Minnesota

**Re: Imricor Medical Systems, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed April 24, 2026
File No. 000-56826**

Dear Steven Wedan:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 13, 2026 letter.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 1. Business
Our Mission and Value Proposition, page 6

1. We note your response to comment 5. Please revise to explicitly note whether your products require collaboration with MRI manufacturer systems, and if so, please advise on the MRI manufacturer systems with which your products are currently compatible, and the market share covered by these manufacturers in the markets where you intend to commercialize your products.

Market Size and Growth, page 10

2. We note your response to comment 3. Please disclose the approximate total number of (i) high volume academic medical centers and specialized arrhythmia centers with existing CMR capabilities and (ii) procedures involving patients for which radiation exposure is of particular concern, in the markets where you currently compete and/or intend to compete in the near-term.

Products and Technology, page 11

3. We note your response to comment 6, including your revised disclosure on page 13 that "[t]he HAT500 design is being transferred into the Imricor Quality Management System and, once transfer is complete, will be manufactured and, upon approvals for the manufacturer change, sold by Imricor under the new name: RF-5000." Please advise on the process for the approvals for the manufacturer change referenced, including the timing for obtaining any such approvals.

Clinical Development Programs
VISABL-VT Trial – European Indication Expansion for Ventricular Tachycardia, page 16

4. We note your response to comment 8, including the citation to the JAMA and Circulation publications. Please revise to clarify whether final results are available from the VISIBL-VT trial, and if so, revise to provide a detailed discussion of the results including any adverse events or results and p-values, as applicable. If the VISBIL-VT trial has yet to conclude, please advise on how you concluded that the trial has already demonstrated clinical feasibility and safety of MRI-guided ablation for complex ventricular arrhythmias. We refer to your statement on page 18 that the MRI-guided ablation in a patient with an ICD in October 2025 demonstrated "the safe and effective utilization of MRI-guidance for ablation procedures in high-risk patients with an active implantable cardiac device". We remind the company that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators. Finally, please also disclose additional detail regarding each of the milestones referenced on page 18, including the number of patients involved in each study.

Customer Base and Market Segments, page 24

5. We note your response to comment 15, including your revised disclosure that you "generate revenue to these hospitals and medical centers through initial sales of capital equipment" and you "also generate recurring revenue through sales of single-use consumable products". We also note your expectation that, as procedure volumes increase at existing customer sites and new sites, a growing proportion of your revenue will be derived from recurring sales of single-use consumable products. Please provide a breakdown of the percentage of your revenues derived from the initial sale of capital equipment compared to recurring revenue from single-use consumable products. Additionally, as noted in your response, please revise to describe the nature of these sales agreements including whether they are conducted in the ordinary course of business and reflect generally consistent commercial terms typical for your industry.

Note 1. Summary of Significant Accounting Policies
Inventory, page F-9

6. We reissue comment 23. Since long-term inventory represents over 25% of your total inventory, we continue to believe you should revise to include additional disclosures about the nature of the raw materials included in long-term inventory and your criteria for classification as long-term, as provided in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Patrick Pazderka, Esq.